

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 7, 2008

Mr. Michael Neufeld
Chief Executive Officer
Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

> **Re:** **Pegasi Energy Resources Corporation**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Form 10-QSB/A for Fiscal Quarter Ended March 31, 2008**
> **Filed August 7, 2008**
> **File No. 333-149241**

Dear Mr. Neufeld:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A For the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 30

1. We note your statement that "management of PERC has assessed the effectiveness of Maple Mountain's internal control over financial reporting as of December 12, 2007, and this assessment identified the following material weakness in the Company's internal control over financial reporting." Please tell us why you have made your assessment for Maple Mountain and why your assessment is as of December 12, 2007.

2. With respect to your assessment of the effectiveness of both your disclosure controls and procedures and your internal control over financial reporting, we note you identified "several significant internal control deficiencies" that resulted in a material weakness. Based upon further consideration of this disclosure,

please expand your disclosure to address the following items with respect to each particular material weakness that was present as of the end of the respective reporting period.

o Indicate when each material weakness was first identified and by whom;

o Specifically identify the facts and circumstances surrounding each outstanding material weakness;

o Provide a more fulsome discussion of the nature of your remediation efforts and the actions you've already undertaken;

o Indicate when you believe your remediation efforts will be completed;

o Disclose the material costs associated with each remediation procedure.

To the extent applicable, please differentiate your disclosure between your conclusions with respect to your disclosure controls and procedures and your conclusions with respect to your internal control over financial reporting.

Exhibits 31.1 and 31.2

3. We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and revise your exhibits, as appropriate. In this regard, for instance but without limitation, we notice your certifications should not be revised to:

o add the word "consolidated" to paragraph 3
o change the introductory language in paragraphs 4 and 5 (i.e. "The registrant's other certifying officer(s) and I …");
o omit language in paragraph 4 (i.e. your responsibility for establishing and maintaining internal control over financial);
o omit language in paragraph 4(b) concerning your design of internal control over financial reporting;
o refer in paragraph 5 to the "registrant's independent registered public accounting firm" instead of "registrant's auditors."

This comment also applies to the certifications filed as exhibits to your Form 10-QSB/A for the fiscal quarter ended March 31, 2008.

Form 10-QSB/A For the Fiscal Quarter Ended March 31, 2008

Controls and Procedures, 6

4.   We note your statement that you identified "a number of accounting issues" that need to be addressed. Please expand your disclosure to specifically identify the nature of each of the accounting issues you identified. We further note you are in the process of evaluating how you may improve your disclosure controls and procedures by the end of 2008. Please expand your disclosure to i) address whether there is an established timeline for implementing such remedial measures, ii) identify the remedial actions that you have already taken and the remedial actions that you further intend to take to address each deficiency, and iii) provide quantitative information regarding the cost of such remedial actions.

Closing Comments

        As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief